UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5 Index Tower Dubai International Financial Centre (DIFC) United Arab Emirates
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On September 5, 2025, the Registrant published (i) unaudited interim condensed consolidated financial statements for Kyivstar Group Ltd. for the period from March 7, 2025 (inception) to June 30, 2025 and (ii) unaudited interim condensed combined financial statements for VEON Holdings B.V. as of and for the six and three-month period ended June 30, 2025, copies of each which are furnished hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited interim condensed consolidated financial statements for Kyivstar Group Ltd. for the period from March 7, 2025 (inception) to June 30, 2025
99.2	Unaudited interim condensed combined financial statements for VEON Holdings B.V. as of and for the six and three-month period ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2025	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
	Name:	Boris Dolgushin
	Title:	Chief Financial Officer

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